

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2012

Via E-mail
Anthony J. Richmond, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

>   **Re: The Wet Seal, Inc.**
>   **Preliminary Consent Revocation Statement on Schedule 14A**
>   **Filed September 6, 2012**
>   **File No. 001-35634**

Dear Mr. Richmond:

We have reviewed the filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the consent revocation statement listed above unless otherwise indicated.

Cover letter

1. We note the disclosure that "the Clinton Group is asking you to turn over control of the Company without providing you a control premium or a clear and concrete path..." as well as the disclosure on page 1 of the consent revocation statement that "the Clinton Group is attempting to seize control of your Board and the Company..." Given that Clinton has proposed for election five nominees, each of whom is independent of and unaffiliated with Clinton, please revise the disclosure throughout the consent revocation statement to remove any suggestion that the Clinton will be obtaining control of the Board or the Company in the event that its consent solicitation is successful. While the Clinton Group Nominees will constitute five of the six directorships on the board, Clinton will not be in a position to control the Company given the independent status of the Clinton Group Nominees.

Wet Seal's Board and Management Team…, page 5

2. We note the disclosure in the second paragraph on page 5 that the Company has "has an experienced management team... [that] is essentially the same team that implemented a 'fast fashion' merchandising strategy which helped deliver in excess of 6% comparable store sales growth during the first seven months of fiscal 2011." Please clarify what individuals on the Company's current management team implemented the "fast fashion" merchandising strategy during the period in question and tell us in your response letter what members of that team are no longer part of the current management team.

3. We note the statement in the third paragraph on page 5 that "[w]e are committed to a relatively short timeline to realize the benefits of our 'fast fashion' merchandising strategy." Please revise to quantify, approximately, the "short timeline" and describe the benefits of such strategy.

4. We note the statement in the third paragraph on page 5 that "the Clinton Group's recommendations are premature and designed to serve the Clinton Group's *own short-term interests* rather than returning the Company to profitability, which would benefit all stockholders" (emphasis added). Such statement appears to impugn the character and integrity of the Clinton Group, as it suggests that the Clinton Group's recommendations would only benefit the Clinton Group and not all stockholders equally. Please do not use these or similar statements in the Company's soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the Company does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.

The Clinton Group's Consent Solicitation Statement Contains a Number of…, page 5

5. Refer to the last bullet point in this section, located on page 6. It is unclear how this statement is an inconsistency, omission or inaccuracy on the part of the Clinton Group. Please revise.

6. Refer to the last two bullet points on page 5 and the first bullet point on page 6. Please advise if the Clinton Group specifically suggested that the Company take such actions. If the Clinton Group did not, please revise.

Consent Revocation Card

7. Please revise to state that the form of consent revocation card is a "preliminary copy." Refer to Rule 14a-6(e)(1).

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions